UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Fl. 33178

REQUIRED INFORMATION

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Ryder System, Inc. Deferred Compensation Plan
In our opinion, the accompanying statements of financial condition and the related statements of changes in plan equity present fairly, in all material respects, the financial condition of the Ryder System, Inc. Deferred Compensation Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 22, 2008

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Ryder System, Inc. Deferred Compensation Plan
We have audited the accompanying statement of changes in plan equity of Ryder System, Inc. Deferred Compensation Plan (the Plan), for the year ended December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in plan equity for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
June 15, 2006
Miami, Florida
Certified Public Accountants

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31
	2007	2006
Assets

Receivable from Ryder System, Inc.	$25,210,019	$23,421,167

Total assets	$25,210,019	$23,421,167

Liabilities and Plan Equity

Plan equity	$25,210,019	$23,421,167

Total liabilities and plan equity	$25,210,019	$23,421,167

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	Years ended December 31
	2007	2006	2005
Additions to plan equity attributed to:
Investment income from notional investments:
Net appreciation in value	$431,637	$1,678,636	$527,352
Dividends	1,163,463	1,090,818	646,285

Net investment income	1,595,100	2,769,454	1,173,637

Contributions to notional investments:
Participant	2,432,264	2,085,274	2,727,834

Total contributions	2,432,264	2,085,274	2,727,834

Total additions	4,027,364	4,854,728	3,901,471

Deductions from plan equity:

Distributions	2,238,512	2,664,107	3,930,312

Net increase (decrease) in plan equity	1,788,852	2,190,621	(28,841)

Plan equity at beginning of period	23,421,167	21,230,546	21,259,387

Plan equity at end of period	$25,210,019	$23,421,167	$21,230,546

The accompanying notes are an integral part of these financial statements.

1.	Description of Plan

The following description of the Ryder System, Inc. Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of participants or their designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the Company), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

The Company maintains assets in a grantor trust (the Trust) solely for the benefit of the Plan participants, which may be used to pay all or a portion of the obligations of the Plan. The Trust provides greater assurance that future benefits under the Plan will be paid in the event that a change of control should occur or under other circumstances. However, the right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company in the event of bankruptcy, and neither the Plan, participant, nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

The Plan Administrator is Ryder System, Inc.’s Vice President of Compensation and Benefits. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co.

Eligibility. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by the Company’s Retirement Committee to be eligible to participate in the plan and (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. Members of the Board of Directors are eligible for participation in the Plan.

Contributions. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. With respect to any compensation deemed to be “performance-based” under Section 409(a) of the Code, such election must be made no later than six months before the end of the performance cycle. Participants may defer up to 100% of compensation less the amount of Ryder System, Inc. 401(k) Savings Plan (Savings Plan) tax-deferred contributions. Income taxes are deferred on participants’ salary reductions and the deferred salary amounts are assumed to be invested (“notional investments”) in accordance with investment options selected by each participant. The investment options offered by the Plan include a total of sixteen notional investments. Participants may transfer their contributions among funds on a daily basis. The Company may, but is not required to make Company contributions into the Participant’s accounts. In 2007 and 2006, the Company did not make any Company Contributions.

Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocation of appreciation/(depreciation) which is indexed to the market performance of the participants’ elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balance. Appreciation/(depreciation) is allocated daily based on units of notional investment. Forfeited balances of terminated participants’ non-vested accounts can be used to reduce future Company contributions. At December 31, 2007 forfeited non-vested accounts available to reduce future employer contributions totaled $33,340. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in their contributions and any appreciation thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the appreciation attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company.

Distributions. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Trust.

All distributions from the Plan are made in a lump sum during the month of January following disability, death or other termination of employment, each an event of separation of employment, or a participant can elect a fixed date distribution to occur in July of the year selected for distribution. In the event of retirement, a participant may elect to receive either (a) a lump sum during the January immediately following retirement, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following retirement. The distribution upon retirement shall be made in accordance with the participant’s most recent election, which is effective at least one year prior to the date of retirement. If the participant is a key employee, as defined in Section 416(i) of the tax code, at the time of an event of separation of employment or retirement, the lump sum payment may not be made earlier than the January following 6 months from the date of such event of separation of employment or retirement. Prior to January 1, 2003, each participant of the Plan could elect a method of receipt of distributions from the Plan upon retirement, disability, death or other termination of employment, each an event of separation of employment or a participant can elect a fixed date distribution. Such election indicated that the participant has chosen to receive either: (a) a lump sum during the January immediately following the earliest triggering event of the participant’s separation from employment, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following the earliest triggering event of the participant’s separation from employment, or as soon as administratively practicable thereafter.

2.	Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Receivable from Company. The Plan’s sole investment is a receivable from the Company equal to the notional amount of the participants’ accounts including Company matches. Purchases and sales of notional investments are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Risk and Uncertainties. The amount of the Plan’s receivable from the Company is based on, among other things, the performance of the notional investments which consist of stocks, bonds, fixed income securities, and other investment securities and the financial viability of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Financial Condition and the Statements of Changes in Plan Equity.

3.	Notional Plan Investment Funds

Notional Investment Fund A (“Fund A”) — Fund A is primarily invested in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol “R” and is valued at its quoted market price. A small portion of Fund A is invested in short-term money market investments. The money market portion of Fund A provides liquidity, which enables Plan participants to transfer money daily among all investment choices. Dividends are automatically reinvested in the common stock of the Company. Ownership is measured in units of Fund A instead of shares of stock.

Notional Investment Fund B (“Fund B”) — Fund B, the Fidelity Retirement Money Market Portfolio, invests in high quality U.S. dollar-denominated money market securities and repurchase agreements for those securities. Fund B may also enter into reverse purchase agreements.

Notional Investment Fund C (“Fund C”) — Fund C, the Fidelity Equity-Income Fund, normally invests at least 80% of its assets in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. Fund C may invest in securities of domestic and foreign issuers.

Notional Investment Fund E (“Fund E”) — Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers. Fund E may invest in securities of companies that are selling below book value.

Notional Investment Fund F (“Fund F”) — Fund F, the Fidelity Diversified International Fund, primarily invests in common stock of foreign issuers. Fund F may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations.

Notional Investment Fund J (“Fund J”) — Fund J, the Fidelity U.S. Bond Index Fund, primarily invests at least 80% of its assets in bonds included in the Lehman Brothers Aggregate Bond Index.

Notional Investment Fund K (“Fund K”) — Fund K, the Spartan U.S. Equity Index Fund, normally invests at least 80% of its assets in the 500 companies that make up the Standard & Poor’s 500 Index. Fund K seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Notional Investment Fund M (“Fund M”) — Fund M, the Fidelity Growth Company Fund, invests primarily in common stocks of domestic and foreign issuers. Fund M invests in companies with earnings or gross sales that indicate the potential for above-average growth.

Notional Investment Fund N (“Fund N”) — Fund N, the UAM: Rice Hall, James Cap Portfolio, invests in common stocks of smaller, less established companies in terms of revenues, assets, and market capitalization. Fund N may also invest in foreign securities.

Notional Investment Fund O (“Fund O”) — Fund O, the Fidelity Freedom Income Fund, seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement. Fund O normally invests 20% in Fidelity domestic equity funds, 40% in Fidelity short-term mutual funds, and 35% in Fidelity investment-grade fixed-income funds and 5% in Fidelity high yield fixed-income funds.

Notional Investment Fund P (“Fund P”) — Fund P, the Fidelity Freedom Income 2010 Fund, seeks to provide high total returns for those planning to retire around 2010. Fund P normally invests 40% in domestic equity funds, 10% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds and 10% in Fidelity short-term mutual funds.

Notional Investment Fund Q (“Fund Q”) — Fund Q, the Fidelity Freedom Income 2020 Fund, seeks to provide high total returns for those planning to retire around 2020. Fund Q normally invests 54% in domestic equity funds, 13% in international equity funds, 25% in investment-grade fixed-income funds, 7% in high yield fixed-income funds and 1% in Fidelity short-term mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Notional Investment Fund R (“Fund R”) — Fund R, the Fidelity Freedom Income 2030 Fund, seeks to provide high total returns for those planning to retire around 2030. Fund R normally invests 65% in domestic equity funds, 16% in international equity funds, 11% in investment grade fixed-income funds and 8% in high yield fixed-income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Notional Investment Fund S (“Fund S”) — Fund S, the Fidelity Freedom 2040 Fund, seeks to provide high total returns for those planning to retire in and around 2040. Fund S normally invests 68% in domestic equity funds, 17% in international equity funds, 5% in investment-grade fixed-income funds and 10% in high yield fixed-income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Notional Investment Fund T (“Fund T”) — Fund T, the Laudus Rosenberg U.S. Discovery Fund, seeks to provide a return greater than the Russell 2500 Index. Fund T normally invests in common stocks of small and mid-sized capitalization companies that are traded principally in the markets of the United States.

Notional Investment Fund U (“Fund U”) — Fund U, the Spartan Extended Market Index Fund, seeks to provide investment results that correspond to the total returns of stocks for small to mid capitalization U.S. companies. Fund U normally invests at least 80% of its assets in common stocks in the Dow Jones Wilshire 4500 Completion Index, which represents the performance of stocks of small to mid-capitalization U.S. companies.

The number of participants’ accounts in each of the funds at December 31, 2007 and 2006 was as follows:

	2007	2006
Fund A	96	113
Fund B	65	69
Fund C	95	96
Fund E	100	106
Fund F	107	108
Fund J	57	58
Fund K	72	71
Fund M	111	122
Fund N	53	58
Fund O	8	6
Fund P	32	36
Fund Q	31	29
Fund R	27	21
Fund S	9	9
Fund T	24	21
Fund U	21	17
4.	Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, no additional contributions to the Plan will be permitted after the effective date of the termination of the Plan, however the retirement committee shall continue to credit gains and losses to the participant’s account until the account balance has been fully distributed. After the effective date of the Plan termination, distributions will continue to be made in accordance with the Plan provisions, including the limitations relating to distributions to key employees, as defined in the Plan.

5.	Tax Status of the Plan

The Plan is not subject to federal income tax. It is operated as a nonqualified deferred compensation arrangement that effectively defers compensation for individual participants.

A participant generally will not be taxed on the tax-deferred contributions or the Company contributions to the Plan, or earnings thereon, allocable to his participant’s account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant’s account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

Participants or their beneficiaries generally will be taxed, at ordinary income tax rates; on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. However, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

An employee’s tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes when they become vested.

6.	Plan Fees and Expenses

Although expenses of administration relating to the Plan may be charged against a participant’s account, at the present time, the Company has elected to pay all administrative and marketing expenses. The Company has paid $10,000 for each of the years ended December 31, 2007, 2006 and 2005 for the administration of the Plan.

7.	Plan Amendment

Effective December 31, 2007, the Plan was amended to provide for Company contributions on a participant’s eligible pay in excess of the applicable IRS limits of a 401(k) plan. Employees eligible to participate in the enhanced component of the Ryder System, Inc. 401(k) Savings Plan will also participate in a newly enhanced Deferred Compensation Plan provided they meet eligibility requirements of the Plan. Eligible employees will receive (a) Company contributions equal to 3% of excess eligible pay, even if participants do not make contributions to the Plan and (b) a 50% match of participant contributions of up to 5% of excess eligible pay.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Date: May 22, 2008	By:	/s/ Charles R. Patton
Charles R. Patton
Vice President Compensation and Benefits, Plan Administrator

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP

23.2	Consent of Independent Registered Certified Public Accounting Firm — KPMG LLP